[LOGO] TENON                                                        News Release
Wood Solutions to the World


TO:        THE BUSINESS EDITOR
From:      Paul Gillard - Director, Corporate & Legal Services, Tenon Limited
           Telephone:         64-9-571 9846
           Fax:               64-9-571 9872

Please note: If you do not receive 1 page(s) including this page, or if any page is not readable, please call the Marlene Krone immediately on telephone 64-9-571 9808.

Information on Tenon Limited can be found at http://www.tenon.co.nz.

                    STOCK EXCHANGE LISTING: NEW ZEALAND (TEN)

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               CHH AND TENON AGREE TO DEFER TRANSACTION COMPLETION

Auckland, 31 March 2005 - Carter Holt Harvey Limited and Tenon Limited advise that they have agreed to defer completion of the sale and purchase of Tenon's Structural business by one month.

The transaction was previously scheduled to complete today. The parties have taken the decision to defer completion in order to address certain operational issues to allow for a smooth transition of the business.

Both parties remain confident that the transaction will complete by the end of April 2005.



ENDS